ADDENDUM

Name: _____

_____

The following table contains a list of your outstanding option grants that are eligible for exchange.

Option Grant Date	Option ID Number	Exercise Price	Number of Unvested Shares Eligible for Exchange	Number of RSUs in Exchange

The number of restricted stock units you will receive in exchange for participating in this offer will depend on the per share exercise price of your exchanged options. For each eligible option, we will divide the number of shares subject to the eligible option by the applicable exchange ratio (as detailed in the Offer to Exchange). That number (rounded up to the nearest whole number) will equal the number of restricted stock units you will receive in exchange for your exchanged options. This number is listed above in the column labeled "Number of RSUs in exchange".

EXAMPLE

If you exchange 500 options with a per share exercise price of $8.50, on the restricted stock unit grant date you will receive 167 restricted stock units. This is equal to the number of options divided by 3 (the applicable exchange ratio) and rounded up to the nearest whole restricted stock unit.